                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                         For the month of February, 2004

                          Commission File Number 1-7616

                               PIONEER CORPORATION
                 (Translation of registrant's name into English)

              4-1, MEGURO 1-CHOME, MEGURO-KU, TOKYO 153-8654, JAPAN
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

                     Form 20-F   X        Form 40-F
                               -----                -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                            --------------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                            --------------

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                     Yes                  No   X
                         -----               -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                           PIONEER CORPORATION
                                           (Registrant)

Date: February 4, 2004
                                        By /s/ Kaneo Ito
                                           -------------------------------------
                                           Kaneo Ito
                                           President and Representative Director



This report on Form 6-K contains the following:

1. The announcement released by the Company to the press in Japan dated February 3, 2004, concerning the acquisition of NEC Plasma Display Corporation, a subsidiary of NEC Corporation.
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                                                           For Immediate Release



                                                             Pioneer Corporation
                                                                 NEC Corporation

               PIONEER TO ACQUIRE NEC'S PLASMA DISPLAY BUSINESSES
      --- Memorandum of Understanding Concluded between Pioneer and NEC ---

February 3, 2004, Tokyo, Japan --- Pioneer Corporation (TSE: 6773; NYSE: PIO) and NEC Corporation (TSE: 6701; NASDAQ: NIPNY) jointly announced today that they had concluded a Memorandum of Understanding, by which NEC is to transfer to Pioneer (i) all the shares NEC holds in its subsidiary, NEC Plasma Display Corporation, and (ii) all the intellectual property rights NEC holds in relation to plasma displays.

In recent years Pioneer has been improving its business structures, reflecting its "select and focus" management policy, and one of its most important management strategies has been to further expand the plasma display business as a core of its current businesses.

NEC has been developing its businesses, focusing on two core domains of integrated IT/network solutions and semiconductor solutions, and is advancing strategies that fit the distinctive characteristics of these two business domains. Regarding NEC's display business, although strong growth is expected in displays for TV set use, substantial funding is required to expand growth. Taking this into consideration, NEC in line with its promotion of policies to find external capital for new growth in the industry examined the possibility of creating an alliance aiming for large-scale advantages to develop business.

In this business environment, Pioneer and NEC, which both independently develop and produce plasma displays, found that their respective technologies are familiar, and came to the conclusion that the integration of the highly-developed technologies and production capabilities of the two companies would enable them to demonstrate the maximum of their expertise and take the lead in the market, which will help meet the ever-rapidly increasing demand for plasma displays worldwide.

Details of the transfer of shares, etc., as well as the date of transfer, will be determined at a later date, and will be announced accordingly.

                                       ###

Outline of NPD on the back
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OUTLINE OF NPD

Company name:        NEC Plasma Display Corporation

Headquarters:        7-1, 5-Chome, Shiba, Minato-ku, Tokyo, Japan
Tamagawa Office:     1753, Shimonumabe, Nakahara-ku, Kawasaki, Kanagawa, Japan
Kagoshima Plant:     2080, Ohnohara-cho, Izumi, Kagoshima, Japan

President:           Kenji Tokuyama

Paid-in Capital:     10 billion yen

Products:            Plasma display sets and modules

Sales: Approximately 50 billion yen (estimates for fiscal year, ending March 31, 2004)

Employees:           Approximately 1,100 employees (as of the end of January,
                     2004)


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For further information, please contact (in Japan):

Pioneer Corporation
Public Relations, phone: 81-3-3495-9903; e-mail: pioneer_prd@post.pioneer.co.jp

NEC Corporation
Corporate Communications Division
Diane Foley, phone: 81-3-3798-6511; e-mail: d-foley@ax.jp.nec.com
Makoto Miyakawa, phone: 81-3-3798-6511; e-mail: m-miyakawa@bk.jp.nec.com